As filed with the Securities and Exchange Commission on March 24, 2026

Registration No. 333-291634

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. ☐

Post-Effective Amendment No. 1 ☒

___________________________

Runway Growth Finance Corp.

(Exact Name of Registrant as Specified in Charter)

205 N. Michigan Ave.

Suite 4200

Chicago, Illinois 60601

(Address of Principal Executive Offices)

(312) 698-6902

(Area Code and Telephone Number)

R. David Spreng

Runway Growth Finance Corp.

205 N. Michigan Ave.

Suite 4200

Chicago, Illinois 60601

(Name and Address of Agent for Service)

Copies to:

Rajib Chanda, Esq. Jonathan L. Corsico, Esq. Steven Grigoriou, Esq. Simpson Thacher & Bartlett LLP 900 G Street, N.W. Washington, DC 20001 Telephone: (202) 636-5500 Fax: (202) 636-5502	Harry S. Pangas, Esq. Darius I. Ravangard, Esq. Dechert LLP 1900 K Street, N.W. Washington, D.C. 20006 Telephone: (202) 261-3300 Fax: (202) 261-3333

___________________________

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933 (the “Securities Act”).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 (No. 333-291634) of Runway Growth Finance Corp. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-14 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 15. Indemnification.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. RWAY’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

RWAY’s charter authorizes it, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as RWAY’s director or officer and at RWAY’s request, serves or has served another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, trustee, member or manager from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. RWAY’s bylaws obligate it, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as RWAY’s director or officer and at RWAY’s request, serves or has served another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, trustee, member or manager and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit RWAY to indemnify and advance expenses to any person who served a predecessor of RWAY in any of the capacities described above and any of RWAY’s employees or agents or any employees or agents of RWAY’s predecessor. In accordance with the 1940 Act, RWAY will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Maryland law requires a corporation (unless its charter provides otherwise, which RWAY’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good-faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

RWAY have entered into indemnification agreements with RWAY’s directors and executive officers. The indemnification agreements provide RWAY’s directors and executive officers the maximum indemnification permitted under Maryland law and the 1940 Act.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of RWAY pursuant to the foregoing provisions or otherwise, RWAY has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by RWAY of expenses incurred or paid by a director, officer or controlling person of RWAY in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, RWAY will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits.

(1)(a)	Articles of Amendment and Restatement of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on December 19, 2016).
(1)(b)	Articles of Amendment of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on August 19, 2021).
(2)

Second Amended and Restated Bylaws of the Registrant, dated as of August 19, 2021 (incorporated by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K filed with the SEC on March 29, 2017).

(3)	Voting Proxy of OCM Growth Holdings, LLC in favor of the Registrant (incorporated by reference to Exhibit 9.1 to the Registrant’s Annual Report on Form 10‑K filed with the SEC on March 29, 2017).
(4)(a)

Agreement and Plan of Merger, dated as of October 9, 2025, by and among the Registrant, SWK Holdings Corporation; RWAY Portfolio Holding Corp., RWAY Portfolio Corp. and Runway Growth Capital LLC (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, as filed with the SEC on October 10, 2025).

(4)(b)

Key Stockholder Agreement, dated as of October 9, 2025, by and between the Registrant and Double Black Diamond Offshore, Ltd. (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K, as filed with the SEC on October 10, 2025).

(5)(a)

Indenture, dated July 28, 2022, by and between the Registrant and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on July 22, 2022).

(5)(b)

First Supplemental Indenture, dated July 28, 2022, by and between the Registrant and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.3 to the Registrant’s Current Report on Form 8-K filed with the SEC on July 22, 2022).

(5)(c)	Form of Global Note 7.50% Note Due 2027 (incorporated by reference to Exhibit 4.4 to the Registrant’s Current Report on Form 8-K filed with the SEC on July 22, 2022).
(5)(d)

Second Supplemental Indenture, dated December 7, 2022, by and between the Registrant and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on December 7, 2022).

(5)(e)	Form of Global Note 8.00% Note Due 2027 (incorporated by reference to Exhibit 4.6 to the Registrant’s Current Report on Form 8-K filed with the SEC on December 7, 2022).
(5)(f)

Third Supplemental Indenture, dated February 3, 2026, by and between the Registrant and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the SEC on February 3, 2026).

(5)(g)	Form of Global Note 7.25% Note Due 2031 (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed with the SEC on February 3, 2026).
(6)

Third Amended and Restated Investment Advisory Agreement between the Registrant and Runway Growth Capital LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed with the SEC on January 31, 2025).

(7)(a)	Underwriting Agreement 8.00% Notes due 2027 (incorporated by reference to Exhibit 1.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on December 1, 2022).
(7)(b)	Underwriting Agreement 8.00% Notes due 2027 (incorporated by reference to Exhibit 1.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on July 22, 2022).
(8)	Not applicable.
(9)(a)	Custody Agreement between the Registrant and U.S. Bank National Association (incorporated by reference to Exhibit 10.4 to the Registrant’s Form 8-K filed with the SEC on December 19, 2016).
(9)(b)

Amendment No. 1 to the Custody Agreement between the Registrant and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 10-Q filed with the SEC on August 8, 2023).

(10)	Not applicable.
(11)	Opinion and Consent of Dechert LLP.**
(12)	Not applicable.
(13)(a)

Amended and Restated Administration Agreement, dated as of June 28, 2021, by and between the Registrant and Runway Administrator Services LLC (incorporated by reference to Exhibit 10.3 to the Registrant’s Form 10-Q filed with the SEC on August 5, 2021).

(13)(b)

Stockholder Agreement between Runway Growth Credit Fund Inc. and OCM Growth Holdings, LLC (incorporated by reference to Exhibit 10.3 to the Registrant’s Form 8-K filed with the SEC on December 19, 2016).

(13)(c)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.5 to the Registrant’s Form 10-12G filed with the SEC on February 12, 2016).
(13)(d)

Trademark License Agreement by and between Runway Growth Capital LLC and the Registrant (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 10-Q filed with the SEC on December 9, 2017).

(13)(e)

Transfer Agent Agreement by and between American Stock Transfer & Trust Company, LLC and the Registrant (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed with the SEC on December 28, 2018).

(13)(f)

Master Note Purchase Agreement by and between the Registrant and the purchasers party thereto, dated December 10, 2021 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed with the SEC on December 7, 2021).

(13)(g)	Amended and Restated Dividend Reinvestment Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Annual Report on Form 10-K filed with the SEC on March 14, 2022).
(13)(h)

First Supplement to Note Purchase Agreement by and between the Registrant and the purchasers party thereto, dated April 13, 2023 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed with the SEC on April 14, 2023).

(13)(i)

Master Note Purchase Agreement by and between the Registrant and the purchasers party thereto, dated April 7, 2025 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed with the SEC on April 8, 2025).

(13)(j)

Amended and Restated Credit Agreement, dated as of April 20, 2022, among the Registrant, as borrower; the financial institutions party thereto as lenders; KeyBank National Association, as administrative agent and lender; CIBC Bank USA, as documentation agent and lender; MUFG Union Bank, N.A. as co-documentation agent and lender; and U.S. Bank National Association, as paying agent (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed with the SEC on April 22, 2022).

(13)(k)

Second Amendment to the Amended and Restated Credit Agreement, dated as of January 4, 2023, among the Registrant, as borrower; the financial institutions parties thereto as lenders; and KeyBank National Association, as administrative agent and lender; CIBC Bank USA, as documentation agent; MUFG Union Bank, Ltd. (as successor-in-interest to MUFG Union Bank, N.A.), as documentation agent; and U.S. Bank Trust Company, National Association, as paying agent (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed with the SEC on January 4, 2023).

(13)(l)

Third Amendment to the Amended and Restated Credit Agreement, dated as of March 24, 2023, among The Registrant, as borrower, the financial institutions party thereto as lenders, KeyBank National Association, as administrative and lender, CIBC Bank USA, as documentation, MUFG Bank, Ltd. (as successor in interest to MUFG Bank, N.A.), as co-documentation agent, and U.S. Bank Trust Company, National Association, as paying agent (incorporated by reference to Exhibit 99.(k)(17) to the Registrant’s Form N-2/A filed with the SEC on March 19, 2025).

(13)(m)

Fourth Amendment to the Amended and Restated Credit Agreement, dated as of December 4, 2023, among the Registrant, as borrower, the financial institutions party thereto as lenders, KeyBank National Association, as administrative agent and lender, CIBC Bank USA, as documentation agent, MUFG Bank, Ltd. (as successor in interest to MUFG Union Bank, N.A.), as co-documentation agent, and U.S. Bank Trust Company, National Association, as paying agent (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed with the SEC on December 6, 2023).

(13)(n)

Joinder Agreement and Facility Amount Increase, dated as of December 4, 2023, among the Registrant, as borrower, the financial institutions party thereto as lenders, and KeyBank National Association, as administrative agent (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 8-K filed with the SEC on December 6, 2023).

(13)(o)

Fifth Amendment to the Amended and Restated Credit Agreement, dated as of November 22, 2024, among the Registrant, as borrower, the financial institutions party thereto as lenders, KeyBank National Association, as administrative agent and lender, CIBC Bank USA, as documentation agent, MUFG Bank, Ltd. (as successor in interest to MUFG Union Bank, N.A.), as co-documentation agent, and U.S. Bank Trust Company, National Association, as paying agent (incorporated by reference to Exhibit 99.(k)(18) to the Registrant’s Form N-2/A filed with the SEC on March 19, 2025).

(13)(p)

Sixth Amendment to the Amended and Restated Credit Agreement, dated as of March 18, 2025, among the Registrant, as borrower, the financial institutions party thereto as lenders, KeyBank National Association, as administrative agent and lender, CIBC Bank USA, as documentation agent, MUFG Bank, Ltd. (as successor in interest to MUFG Union Bank, N.A.), as co-documentation agent, and U.S. Bank Trust Company, National Association, as paying agent (incorporated by reference to Exhibit 10.25 to the Registrant’s Form 10-K filed with the SEC on March 20, 2025).

(14)(a)	Consent of RSM US LLP for Runway Growth Finance Corp.’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2024.***
(14)(b)	Consent of BPM LLP for SWK Holdings Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024.***
(14)(c)	Consent of BPM LLP for SWK Holdings Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025.****
(14)(d)	Consent of Deloitte & Touche LLP for Runway Growth Finance Corp.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024.***
(14)(e)	Consent of Deloitte & Touche LLP for Runway Growth Finance Corp.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025.****
(15)	Not applicable.
(16)	Power of Attorney.*
(17)(a)	Form of Proxy Card of SWK Holdings Corporation.*
(17)(b)	Consent of Keefe, Bruyette & Woods, Inc.***
(18)	Filing Fee Table.*

* Previously filed as an exhibit to the Registrant’s Registration Statement on Form N-14, filed on November 18, 2025.

** Previously filed as an exhibit to Amendment 1 to the Registrant's Registration Statement on Form N-14, filed on February 9, 2026.

*** Previously filed as an exhibit to Amendment 2 to the Registrant’s Registration Statement on Form N-14, filed on February 27, 2026.

**** Filed herewith.

Item 17. Undertakings.

(1)
The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(2)
The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment will be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time will be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in New York, New York on the 24th day of March, 2026

RUNWAY GROWTH FINANCE CORP.
By:	/s/ R. David Spreng
Name:	R. David Spreng
Title:	President, Chief Executive Officer

As required by the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ R. David Spreng	President, Chief Executive Officer	March 24, 2026
R. David Spreng	(Principal Executive Officer)

/s/ Thomas B. Raterman	Chief Financial Officer, Chief Operating	March 24, 2026
Thomas B. Raterman	Officer, Treasurer and Secretary
(Principal Financial and Accounting Officer)

*	Chairman of the Board of Directors	March 24, 2026
Ted Goldthorpe

*	Director	March 24, 2026
Robert Warshauer

*	Director	March 24, 2026
Alexander Duka

*	Director	March 24, 2026
Gary Kovacs

*	Director	March 24, 2026
Julie Persily

*	Director	March 24, 2026
Jennifer Kwon Chou

*	Director	March 24, 2026
Catherine Frey

*By:	/s/ Thomas B. Raterman
Name:	Thomas B. Raterman
Title:	Attorney-in-fact

The original power of attorney authorizing Thomas B. Raterman to execute this Registration Statement, and any amendments thereto, for each director of the Registrant on whose behalf this Registration Statement is filed has been filed with this Registration Statement.